                                                                    NEWS RELEASE

________________________________________________________________________________
                     Fantom Technologies Inc. Updates its
                  Operational Direction and Financial Outlook


TORONTO, August 29, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) today announced that it is pursuing a restructuring of its business in order to reduce its costs of operations. Due to the significant competitive pressures which the Company has continued to face in its floor-care business and the overall softness in the retail sector and the economy in general, the Company has had to reduce prices on its products. The Company expects to report a significant loss for the three months ended June 30, 2001, reflecting operating losses as well as restructuring charges.

The Company indicated that, as part of its restructuring process, it is in active discussions with various companies who are interested in gaining international access to the Company's technologies and products.

The Company also stated that, although it is facing a number of challenges during this difficult period, it is working with its lenders with a view to ensuring their continued support.

                                     -30-

For more information, please contact:

Allan Millman             Steve Doorey
President & CEO           Vice President, CFO
416-622-9740 Ext. 232     905-734-7476 Ext. 281